

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

June 18, 2018

Kun Dai
Chief Executive Officer
Uxin Limited
37/F, Tower B, Wangjing SOHO T3,
No. 10, Wangjing Street, Chaoyang District
Beijing, 100102
People's Republic of China

Re: Uxin Limited
Amendment No. 2 to Registration Statement on Form F-1
Filed June 13, 2018
File No. 333-225266

Dear Mr. Dai:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary

Strategic Cooperation Agreements, page 4

1.   Please file the cooperation agreements with CITIC and ICBC as exhibits to the registration statement or tell us why they are not material. Refer to Item 601(b)(10) of Regulation S-K.

Summary Consolidated Financial and Operating Data, page 11

2.   Please tell us whether the concurrent placement of private debt is a firm commitment. If so, revise your pro forma balance sheet information here to reflect the issuance of such debt and include in a footnote the terms of the note such as interest rate, maturity date and conversion terms.

Description of American Depositary Shares, page 182

3.   Section 7.9(a) of the Deposit Agreement provides that any claim or cause of action brought by a party against the company relating to or based upon the provisions of the Federal securities laws of the United States or the rules and regulations promulgated thereunder will be submitted to arbitration as provided in section 7.6 if so elected by the claimant. Please revise your disclosure in this section to provide a description of the arbitration provision and any effects on the rights of ADS holders to pursue claims under United States federal securities laws. Also reconcile the provision in the Deposit Agreement with your disclosure on page 78 that "our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated."

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Rebekah Lindsey, Staff Accountant, at (202) 551-3303, or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226, if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551-3673, with any other questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Folake Ayoola

Folake Ayoola
Special Counsel
Office of Information Technologies and Services

cc: Z. Julie Gao, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP